                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No.  )*

                          Elligent Consulting Group, Inc.
                          -------------------------------
                                  (Name of Issuer)

                           Common Stock, $.001  par value
                           ------------------------------
                           (Title of Class of Securities)

                                     288498108
                                   (CUSIP Number)

                             Andreas Typaldos, Manager
                             ----------------
                                Patra Holdings, LLC
             152 West 57th Street, 40th Floor, New York, New York 10019
                                    212-765-2915
                                    ------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 September 4, 1998
                                 -----------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement: /X/
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 288498108
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--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PATRA HOLDINGS, LLC                                         / /

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)             / /
                                                 (b)             /X/
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*                                            / /

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES                10,000,000 (see items 2 and 5 of attached schedule)
 BENEFICIALLY       ------------------------------------------------------------
   OWNED BY         8    SHARED VOTING POWER
     EACH
  REPORTING         ------------------------------------------------------------
    PERSON          9    SOLE DISPOSITIVE POWER
    WITH                 10,000,000 (see items 2 and 5 of attached schedule)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE  POWER

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     10,000,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

     EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.76%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*


     PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 288498108
          ---------

ITEM 1.   SECURITY AND ISSUER

          This is a statement on Schedule 13D relating to the Common Stock, $.001 par value ("Common Stock"), of Elligent Consulting Group, Inc. (the "Company"), the principal executive offices of which are located at 152 West 57th Street, 40th Floor, New York, New York 10019.

ITEM 2.   IDENTITY AND BACKGROUND

          The person filing this Statement is Patra Holdings, LLC ("Patra") a limited liability company organized under the state of Delaware, its principal office at 152 West 57th Street, 40th Floor, New York, New York 10019.

          Patra's principal business is that of an investment holding company

          Information as to the names, residence or business addresses, present principal occupation or employment, and citizenship of the manager and member of Patra is set forth in the Appendix, which is incorporated herein by reference.

          At no time during the past five years has any of the person filing this Statement, or, to the best of the knowledge of the persons filing this Statement, any of the person named in the Appendix, been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS
          OR OTHER CONSIDERATION

          The Securities were acquired by Patra as part of an Agreement and Plan of Merger dated August 26, 1998 among Elligent Consulting Group, Inc., a Nevada Corporation ("Elligent"), Patra Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Elligent, Patra Capital Limited, a Delaware corporation, and the shareholders of Patra Capital Limited. The


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CUSIP NO. 288498108
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Agreement and Plan of Merger has been filed as an Exhibit to the most recent 8-K of Elligent and is incorporated herein by reference.

     The Agreement and Plan of Merger provides that the issued and outstanding shares of common stock of Patra Capital Limited held by its shareholders shall, by virtue of the merger of Patra Acquisition, Inc. with and into Patra Capital Limited (the "Merger") and without any action on the part of the shareholders of Patra Capital Limited, be converted into the right to receive and there shall be paid and issued in exchange therefor, shares of Elligent's Common Stock par value $.001 in an amount which is the product of the shareholders of Patra Capital Limited's current percentage ownership in Patra Capital Limited an 12,950,000 (the "Merger Consideration"). On September 3, 1998, the Merger became effective. On September 4, 1998, Patra's portion of the Merger Consideration (10,000,000 shares of Elligent Common Stock) was issued to Patra.

     See also, Items 4 and 5.

ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of the acquisition of Common Stock by Patra was to facilitate the Merger, whereby the separate existence of Patra Acquisition, Inc. ceased and Patra Capital Limited, as the surviving corporation in the Merger became a subsidiary of Elligent in the Company. The person filing this Statement intends to continuously review its investment and may, depending upon various factors, including general economic conditions, monetary and stock market conditions, regulatory conditions and future developments affecting the Company, acquire additional shares of Common Stock in open market or private transactions or sell any or all of the shares of Common Stock now owned or hereafter acquired by them.

          Except as set forth above, the person filing this Statement have no present plans or proposals to take any action enumerated in the instructions to
Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY

          Patra owned Common Stock at the close of business on September 4, 1998, as follows:


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CUSIP NO. 288498108
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                                                  Total Amount
                              Number of           of Funds
                              Shares of           Used For
                              Common Stock        Purchases of
Name                          (Percentage)        Common Stock
----                          ------------        ------------

Patra Holdings, LLC           10,000,000 (68.76)  See Item 3

          See also, Item 2.

          Except as set forth in this Statement, neither the person filing this Statement, nor, to the best of the knowledge of the person filing this Statement, any of the persons named in the Appendix (a) beneficially owns or has rights to acquire, shares of Common Stock, or (b) has engaged in transactions in shares of Common Stock within the past 60 days.


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CUSIP NO. 288498108
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                                      SIGNATURE


          The undersigned certifies that to the best of its, his or her knowledge and belief, the information set forth in this Statement is true, complete and correct.


PATRA HOLDINGS, LLC



By  /s/ANDREAS TYPALDOS
  ----------------------------
  Andreas Typaldos
  Manager, Patra Holdings, LLC


September 14, 1998


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CUSIP NO. 288498108
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                                       APPENDIX

Name and Business             Positions and
or Residence Address          Principal Occupation
--------------------          --------------------

Andreas Typaldos              Manager, Patra Holdings, LLC

The Patra Trust               Member


          Each of the persons listed above is a citizen of the United States. Unless otherwise specified, the business address of each of the persons listed above is Patra Holdings, LLC, 152 West 57th Street, 40th Floor, New York, New York 10019.

          None of the persons listed above has had any transactions within the last 60 days with respect to shares of Common Stock of the Company except as indicated in this Statement.


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